Mail Stop 4631

November 4, 2015

United States Securities and Exchange Commission
Washington D.C. 20549

Attention: Asia Timmons-Pierce, Staff Attorney, Office of Manufacturing and Construction

Re: EOS Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 21, 2015
File Number 333-206859

Dear Ms. Timmons-Pierce:

We have received and read your letter dated November 4, 2015, regarding the above-referenced amendment.  The purpose of this letter is to respond to the comments specified in that letter.  Accordingly, please be informed as follows:

General

1.	We note your response to comment of our letter dated October 5, 2015. To the extent that Mr. Ming-Feng Li may be considered a control person or a promoter of the company, please expand the disclosure to the extent necessary to comply with all material requirements of Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

Response:

We have reviewed the definitions of “promoter” and “control” as specified in 17 CFR 230.405.  Based upon a review of those definitions, we believe that Mr. Li is not a control person or a promoter of the company.  Specifically, regarding “control,” Mr. Li does, and at no time did, not possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract or otherwise.

Regarding the issue of “promoter,” Mr. Li, acting alone or in conjunction with one or more other persons, directly or indirectly, did not take any initiative in founding and organizing the business or enterprise of the company.  Moreover, Mr. Li did not directly or indirectly receive in consideration of services or property, or both services and property, 10% or more of any class of securities of the company or 10% or more of the proceeds from the sale of any class of such securities.

United States Securities and Exchange Commission
November 4, 2015

At the request of Mr. Yang, who was unfamiliar with how to form a Nevada corporation, Mr. Li only assisted us with the preparation of our Articles of Incorporation and bylaws and allowed us to use his address for contact purposes.  In our opinion, merely assisting us with the preparation of our Articles of Incorporation and bylaws, which services are commonly provided by attorneys or certain business services, and allowing us to use his address for those purposes, should not cause Mr. Li to be considered as founding and organizing our business.  Our business was founded and organized by Mr. Yang.

2.    Please provide the representations requested by us in the closing part of our previous letter.

Response:

In the event that we request acceleration of the effective date of our pending registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Finally, hopefully, the provisions of this letter are responsive to the comments specified in your letter dated November 4, 2015.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.

Thank you.

Sincerely,

EOS, Inc.,
a Nevada corporation

/s/ Yu Cheng Yang
By: Yu Cheng Yang,
President